FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 28th, 2006

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles last day of trading of shares and ADS

TELEFÓNICA MÓVILES, S.A.

Madrid, July 28, 2006

Further to the Significant Event released on July 24th 2006, TELEFÓNICA, S.A. and TELEFÓNICA MÓVILES, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby report the following

SIGNIFICANT EVENT

1.- Last day of trading for TELEFÓNICA MÓVILES shares and ADSs.

As indicated by the Significant Event registered on July 24th 2006, it is expected that the Deed of the Merger by Absorption of TELEFÓNICA MÓVILES, S.A. (“TELEFÓNICA MÓVILES”) by TELEFÓNICA, S.A. (“TELEFÓNICA”) will be recorded with the Commercial Registry of Madrid tomorrow, July 29th, 2006, and accordingly today, Friday, July 28 th, 2006, will be the last day of trading for shares of TELEFÓNICA MÓVILES on the Spanish stock exchanges and of TELEFÓNICA MÓVILES American depositary shares (“TELEFÓNICA MÓVILES ADSs”) on the New York Stock Exchange.

2.- Expected exchange date for TELEFÓNICA MÓVILES shares and ADSs.

In accordance with the above, it is expected that on Monday, July 31, 2006, holders of TELEFÓNICA MÓVILES shares that are beneficiaries of the exchange will receive the TELEFÓNICA shares delivered in the exchange, after the execution by IBERCLEAR of the settlements that are customary in these types of transactions. Furthermore, it is also expected that beginning on Monday, July 31, 2006, holders of TELEFÓNICA MÓVILES ADSs that are beneficiaries of the exchange will receive the TELEFÓNICA American depositary shares (“TELEFÓNICA ADSs”) delivered in the exchange.

3.- Acquisition Price of the odd-lots in TELEFÓNICA MÓVILES shares or ADSs.

According to the procedure agreed by TELEFÓNICA and TELEFÓNICA MÓVILES in order to facilitate the exchange by TELEFÓNICA MÓVILES shareholders who hold of a number of TELEFÓNICA MÓVILES shares that is not a multiple of five (5), we hereby inform that the acquisition price of the odd-lots, determined based on the arithmetic mean of the average weighted trading prices of TELEFÓNICA MÓVILES shares on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for TELEFÓNICA MÓVILES stock (July 26th, 27h and 28th, 2006), as stated in the resolution passed by the respective General Shareholders’ Meetings, is 10.54 euros per share.

Regarding the exchange of TELEFÓNICA MÓVILES ADSs, fractional entitlements to TELEFÓNICA ADSs will be aggregated and the corresponding TELEFÓNICA ADSs will be sold on the New York Stock Exchange as promptly as practicable following July 31, 2006. The net cash proceeds of the sale of such TELEFÓNICA ADSs will be delivered to the surrendering holders of TELEFÓNICA MÓVILES ADSs promptly following such sale, except in the case of TELEFÓNICA MÓVILES ADSs represented by American depositary receipts (“ADRs”), in which case Holders of ADRs will need to surrender such ADRs prior to receipt of TELEFÓNICA ADSs and delivery of the net cash proceeds of the sale of TELEFÓNICA ADSs fractional entitlements (subject to all aplicable escheatment laws in the United States).

And in witness whereof and for the relevant purposes, this disclosure was made in the place and on the date first above written.

Antonio Hornedo Muguiro

General Counsel

Telefónica Móviles, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: July 28th, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel